# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ashland Inc., CIK 0001674862
CUSIP: 044186104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 8145 Blazer Drive, Wilmington, Delaware (DE), 19808
Date of event which requires filing of this statement: 05/05/2026
Amends the filing with accession number 0001104659-25-117151
Filed by CIK 0001539436
Persons authorized to receive notices and communications: David S. Winter, Standard Investments LLC, 9 West 57th Street, 47th Floor, New York, New York (NY), 10019, (212) 821-1600; David J. Millstone, Standard Investments LLC, 9 West 57th Street, 47th Floor, New York, New York (NY), 10019, (212) 821-1600; Kyle A. Harris, Esq., Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York (NY), 10006, (212) 225-2000

## Reporting persons
- Standard Investments LLC (CIK 0001539436): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,115,001; sole dispositive power 0; shared dispositive power 3,115,001; aggregate amount beneficially owned 3,115,001 (6.803% of the class)
- SI GP III LLC (CIK 0001663556): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,115,001; sole dispositive power 0; shared dispositive power 3,115,001; aggregate amount beneficially owned 3,115,001 (6.803% of the class)
- Standard Latitude Master Fund Ltd. (CIK 0001663559): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,115,001; sole dispositive power 0; shared dispositive power 3,115,001; aggregate amount beneficially owned 3,115,001 (6.803% of the class)
- Standard Latitude Fund LP (CIK 0001652261): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,115,001; sole dispositive power 0; shared dispositive power 3,115,001; aggregate amount beneficially owned 3,115,001 (6.803% of the class)
- David S. Winter (CIK 0001572723): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,115,001; sole dispositive power 0; shared dispositive power 3,115,001; aggregate amount beneficially owned 3,115,001 (6.803% of the class)
- David J. Millstone (CIK 0001572610): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,115,001; sole dispositive power 0; shared dispositive power 3,115,001; aggregate amount beneficially owned 3,115,001 (6.803% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Ashland Inc.
Address of issuer's principal executive offices: 8145 Blazer Drive, Wilmington, Delaware (DE), 19808
Comment:
This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on December 1, 2025 (the "Initial 13D"), relating to their beneficial ownership in Ashland Inc. (the "Issuer"). Except to the extent set forth in this Amendment, all information disclosed in the Initial 13D remains unchanged. Capitalized terms not defined in this Amendment shall have the respective meanings ascribed to them in the Initial 13D.

This Amendment is being filed to reflect an increase in the number of Shares that the Reporting Persons may beneficially own of greater than 1% of the total number of Shares outstanding. The information set forth in this Amendment is current as of 4:00 p.m., New York City time, on May 5, 2026.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended and supplemented by adding the following:

The Shares reported in this Amendment were purchased by Standard Latitude Master in open market purchases using its working capital. The total purchase price for the Shares reported herein was $158,607,287.24, including brokerage commissions. All or part of the Shares owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons. Such indebtedness may be refinanced with other banks or broker dealers.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented by adding the following:

The Reporting Persons acquired additional Shares as disclosed in Item 5(c) below because they believe the Shares represent an attractive investment opportunity.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and supplemented by adding the following:

See rows (11) and (13) of the cover pages to this Amendment for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The aggregate percentage of Shares reported beneficially owned by each of the Reporting Persons is based upon 45,787,777 Shares outstanding, as of March 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on April 29, 2026.

The filing of this Amendment shall not be deemed an admission that any Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and supplemented by adding the following:

See rows (7) through (10) of the cover pages to this Amendment for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is amended and supplemented by adding the following:

Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty (60) days is set forth in Schedule 1 attached hereto and is incorporated herein by reference. Except as otherwise noted, all of the transactions in the Shares listed therein were effected in the open market through various brokerage entities.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is amended and supplemented by adding the following:

No persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is amended and supplemented by adding the following:

Concurrently with the Share purchases disclosed in Item 5(c), Standard Latitude Master terminated early a portion of the Total Return Swaps, which terminated portion covered an aggregate of 490,000 Shares (representing 1.07% of the Shares of the Issuer) (the "Swap Early Terminations"). These Swap Early Terminations have no effect on the number of shares beneficially owned by Standard Latitude Master. Following the Share purchases described in Item 5(c) above and the Swap Early Terminations described herein, the Reporting Persons have economic exposure to the Issuer, when the remaining Total Return Swaps and beneficially owned Shares are combined, of approximately 9.89% of the Shares outstanding.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1* - Joint Filing Agreement by and among the Reporting Persons, dated December 1, 2025.

* Previously filed.

## Signatures
- Standard Investments LLC: /s/ David S. Winter, David S. Winter, Managing Member (05/06/2026)
- Standard Investments LLC: /s/ David J. Millstone, David J. Millstone, Managing Member (05/06/2026)
- SI GP III LLC: /s/ David S. Winter, David S. Winter, Principal (05/06/2026)
- SI GP III LLC: /s/ David J. Millstone, David J. Millstone, Principal (05/06/2026)
- Standard Latitude Master Fund Ltd.: /s/ David S. Winter, David S. Winter, Director (05/06/2026)
- Standard Latitude Master Fund Ltd.: /s/ David J. Millstone, David J. Millstone, Director (05/06/2026)
- Standard Latitude Fund LP: /s/ David S. Winter, David S. Winter, Principal of SI GP III LLC, its General Partner (05/06/2026)
- Standard Latitude Fund LP: /s/ David J. Millstone, David J. Millstone, Principal of SI GP III LLC, its General Partner (05/06/2026)
- David S. Winter: /s/ David S. Winter, David S. Winter, Individually (05/06/2026)
- David J. Millstone: /s/ David J. Millstone, David J. Millstone, Individually (05/06/2026)